FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item
1.	Press release entitled “ Cash Dividend Payment”

CONTACT: Banco Francés S.A.

Buenos Aires - Argentina

María Adriana Arbelbide
Investor Relations
Phone: (5411) 4341 5036
E-mail: marbelbide@bancofrances.com.ar

Cecilia Acuña
Investor Relations
Phone: (5411) 4348 0000
E-mail: cecilia.acuna@bancofrances.com.ar

Buenos Aires, April 27, 2007.

On April 26, 2007, the Annual Shareholders´ Meeting of Banco Francés S.A. resolved to pay a cash dividend of Ps. 0.19 per ordinary share (equivalent to Ps. 0.57 per American Depositary Share) correspondent to fiscal year ended December 31, 2006. Payment of such cash dividend, which is subject to Income Tax withholdings and deductions of Personal Property Tax, should take place as from May 7, 2007 by the Caja Nacional de Valores S.A. to all registered owners of ordinary shares at the close of business on May 3, 2007.

The Bank of New York, as Depositary of the American Depositary Shares, will be paying the cash dividend to all ADR holders at the close of business on May 3 , 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: April 27, 2007	By:	/s/ Marcelo G. Canestri
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer